UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto as Exhibit 1 is a copy of the press release issued March 29, 2007 by Aries Maritime Transport Limited (the "Company") announcing the Company's Fourth Quarter and Full Year 2006 Financial Results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  April 4, 2007                   By:/s/ Richard J.H. Coxall
                                          --------------------------------
                                           Richard J.H. Coxall
                                           Chief Financial Officer

                                                                       Exhibit 1

ARIES
MARITIME TRANSPORT LIMITED


Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438


                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
               FOURTH QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS


ATHENS, GREECE, March 29, 2007 - Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the three months ended December 31, 2006. The following financial review discusses the results for the three months ended December 31, 2006 compared with the three months ended September 30, 2006 to provide a more meaningful comparison. It also refers to the results for the three months ended December 31, 2006 compared with the results for the three months ended December 31, 2005 as well as the results for the twelve months ended December 31, 2006 compared with the results for the twelve months ended December 31, 2005. Aries commenced operations as a public company in June 2005 with 10 vessels and this should be taken into account when reviewing the results included in this press release.

Sequential Quarterly Results

Revenues of $27.1 million were recorded for the three months ended December 31, 2006, compared to revenues of $23.4 million recorded for the three months ended September 30, 2006. The increase in revenues is primarily due to less off-hire time for certain vessels during the three month period ended December 31, 2006 compared to the three month period ended September 30, 2006.

As of December 31, 2006, the fleet comprised ten products tankers and five container ships, which is the same number of vessels as of September 30, 2006. During the three months ended December 31, 2006, vessel operating days totalled 1,380, compared to total vessel operating days of 1,380 for the three months ended September 30, 2006. Actual revenue days for the three month period ended December 31, 2006 were 1,256 days, compared with 1,115 days for the three month period ended September 30, 2006. Net income for the three months ended December 31, 2006 was $1.5 million, or $0.05 basic and diluted earnings per share, compared to a net loss of $4.6 million or $0.16 basic and diluted earnings per share recorded for the three months ended September 30, 2006. Results for the three month period ended September 30, 2006, included an unrealized loss of $3.9 million from the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US$ interest rates on its debt. Results for the three month period ended December 31, 2006 include an unrealized gain of $0.1 million from the change in the value of the same derivatives.

Adjusted EBITDA for the three months ended December 31, 2006 was $12.4 million compared to $10.7 million for the three months ended September 30, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, "In 2006, we continued to execute our growth plan. Following the delivery of the Chinook in November 2005, we took delivery of the Stena Compass, a Panamax newbuilding, and its sister ship, the Stena Compassion, during the first half of 2006 and commenced profitable period charters for both vessels. Since our IPO in June of 2005, we have grown our products tanker fleet by 47% on a deadweight tonnage basis and lowered the average age of our fleet.

"Despite our fleet expansion, 2006 was a challenging year for Aries Maritime. Our results for the year were adversely impacted by higher than expected vessel out-of-service time. We remain focused on further improving our ship operations and are pleased that all of our vessels have returned to service. In addition, with approximately 93% of our vessels locked away on period charters, we have enhanced our revenue and earnings predictability for the benefit of our shareholders. We believe we have taken prudent steps to strengthen our future performance and remain dedicated to increasing long-term shareholder value."

Year-Over-Year Fourth Quarter Results

Revenues of $27.1 million were recorded for the three months ended December 31, 2006, compared to revenues of $21.8 million recorded for the three months ended December 31, 2005. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days. As of December 31, 2006 the fleet comprised of ten products tankers and five container ships compared to eight products tankers and five container ships as of December 31, 2005. During the three months ended December 31, 2006 vessel operating days totalled 1,380 compared to total operating days of 1,136 for the three months ended December 31, 2005. Net income was $1.5 million or $0.05 basic and diluted earnings per share for the three months ended December 31, 2006, compared to net income of $7.7 million or $0.27 basic and diluted earnings per share recorded for the three months ended December 31, 2005.

Adjusted EBITDA for the three months ended December 31, 2006 was $12.4 million compared to $12.4 million for the three months ended December 31, 2005. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Twelve-Month Results

Revenues of $94.2 million were recorded for the twelve months ended December 31, 2006, compared to revenues of $75.9 million recorded for the twelve months ended December 31, 2005. During the twelve months ended December 31, 2006, vessel operating days totalled 5,265, compared to total vessel operating days of 4,042 for the twelve months ended December 31, 2005. Net income was $2.2 million or $0.08 basic and diluted earnings per share for the twelve months ended December 31, 2006, compared to net income of $14.8 million or $0.64 basic and diluted earnings per share recorded for the twelve months ended December 31, 2005.

Adjusted EBITDA for the twelve months ended December 31, 2006 was $43.5 million compared to $44.1 million for the twelve months ended December 31, 2005. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report

Aries operates a fleet of ten double-hull products tankers and five container ships. The Company's products tankers consist of five double-hull MR tankers, four double-hull Panamax tankers and one double-hull Aframax tanker. The Company's products tanker fleet has an average age of 7.7 years and an aggregate capacity of approximately 575,325 dwt. The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 17.4 years.

During 2006, the Company made the following additions to its fleet:

On February 14, 2006, Aries took delivery of the first of two new products tankers it acquired from the Stena Group, followed by delivery of the second on June 16, 2006. These 2006-built approximately 72,750 dwt double-hull Panamax products tankers each entered into two-and-a-half year bareboat charters with Stena upon delivery at a time charter equivalent rate of $24,500 per day. In addition, the bareboat charter with Stena has an index-linked profit sharing component whereby Aries receives a 30 percent share of profits. The two sister ships were acquired for an aggregate purchase price of $112.2 million.

Fleet Deployment

14 of Aries' 15 vessels are currently deployed on period charters with established international charterers and state owned entities. The charters have remaining periods ranging from 3 months to 3.4 years, with an average of 1.6 years.

On October 2, 2006, the Company commenced a time charter for the Energy 1, a 1989-built container vessel, with IRISL for an initial period of 18 months at a rate of $17,297.50 per day. The charterer has an option to extend the time charter for a period of six months at the same rate.

On February 20, 2007, the Company commenced a time charter for the Chinook, a 2001-built double hulled products tanker, with Stena Group. The new time charter is for an initial period of 18 months at a rate of $17,062.50 per day. The charterer has an option to extend the time charter for a period of twelve months at the same rate. The time charter also includes a profit sharing component with a 50% share for Aries.

On March 8, 2007, the Company commenced a period charter with MSC, a leading global shipping line, for the SCI Tej, a 1989-built container vessel now named the MSC Oslo. The time charter is for a period of 24 months at a net rate of $15,000 per day.

On March 9, 2007, the Company announced that the Arius, a 1986-built double hulled products tanker, has entered into its second 6-month charter period with ST Shipping (an affiliate of Glencore). Following receipt of two oil major approvals for the Arius, the new minimum net rate for the extended charter will be $18,037.50 per day. The time charter also includes a profit sharing component with a 50 percent share for Aries based on the actual trading of the vessel. The charterer has the option to extend the time charter, which originally commenced on August 1, 2006, for up to a total of 18 months.

The following table details Aries' fleet deployment:

                                           Year    Charterer/        Expiration of     Charterhire
    Vessels                 Size           Built   Subcharterer      Charter           (net per day)
    -------                 ----           -----   ------------      -------           -------------
Products Tankers
----------------
Altius                     73,400 dwt      2004    Deiulemar/Enel    Through 6/09      $14,860
Fortius                    73,400 dwt      2004    Deiulemar/Enel    Through 8/09      $14,860
Nordanvind                 38,701 dwt      2001    PDVSA             Through 10/08     $19,988


Ostria (ex Bora)           38,701 dwt      2000    Spot market


High Land                  41,450 dwt      1992    Trafigura         Through 4/08      $16,575

High Rider                 41,502 dwt      1991    Trafigura         Through 4/08      $16,575

Arius (ex Citius)          83,970 dwt      1986    ST Shipping       Through 7/07      Minimum of
                                                                     with one 6-       $17,550,
                                                                     month extension   maximum of
                                                                     at charterers'    $18,281 + 50%
                                                                     option            of profits
                                                                                       over and above
                                                                                       $18,000
Stena Compass              72,750 dwt      2006    Stena Group       Through           Bareboat
                                                                     8/08              charter at
                                                                                       rate of
                                                                                       $18,700 +
                                                                                       30% index
                                                                                       linked profit
                                                                                       sharing

Stena Compassion           72,750 dwt      2006    Stena Group       Through           Bareboat
                                                                     12/08             charter at
                                                                                       rate of
                                                                                       $18,700 +
                                                                                       30% index
                                                                                       linked profit
                                                                                       sharing

Chinook                    38,701 dwt      2001    Stena Group       Through 8/08      $17,062 + 50%
                                                                                       of profits
                                                                                       over and above
                                                                                       $17,500

Container Vessels
-----------------
CMA CGM Makassar           2,917 TEU       1990    CMA CGM           Through 5/10      $20,400
CMA CGM Seine              2,917 TEU       1990    CMA CGM           Through 9/10      $20,400

Energy 1 (ex ANL Energy)   2,438 TEU       1989    IRISL             Through 4/08      $17,297
                                                                     with one
                                                                     6-month
                                                                     extension at
                                                                     charterers'
                                                                     option
MSC Oslo  (Ex SCI Tej)     2,438 TEU       1989    MSC               Through 3/09      $15,000

Ocean Hope                 1,799 TEU       1989    China Shipping    Through 6/07      $13,956
                                                   Container Lines

Summary of Selected Data
------------------------

                                                        Three Months Ended
                                                Dec. 31, 2006    Sept. 30, 2006
ADJUSTED EBITDA RECONCILIATION (1)
----------------------------------
(All amounts in US$000's unless
otherwise stated)
NET INCOME                                       1,488            (4,607)
PLUS : NET INTEREST EXPENSE                      5,386              5,098
PLUS : DEPRECIATION AND AMORTIZATION             5,623              6,368
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES        (146)              3,854
ADJUSTED EBITDA                                 12,351             10,713

FLEET DATA
----------
NUMBER OF VESSELS                                   15                 15
NUMBER OF VESSELS ON PERIOD CHARTER                 13                 14
WEIGHTED AVERAGE AGE OF FLEET                     11.5               11.2
OPERATING DAYS (2)                               1,380              1,380

AVERAGE DAILY RESULTS
---------------------
TIME CHARTER EQUIVALENT RATE (3)                20,402             17,711
TOTAL VESSEL OPERATING EXPENSES (4)              7,690              7,528
ADJUSTED EBITDA (5)                              8,950              7,763


                                                      Three Months Ended
                                                Dec. 31, 2006     Dec. 31, 2005
ADJUSTED EBITDA RECONCILIATION (1)
----------------------------------
(All amounts in US$000's unless
otherwise stated)
NET INCOME                                       1,488             7,671
PLUS : NET INTEREST EXPENSE                      5,386             1,828
PLUS : DEPRECIATION AND AMORTIZATION             5,623             3,464
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES        (146)             (572)
ADJUSTED EBITDA                                 12,351            12,391

FLEET DATA
----------
NUMBER OF VESSELS                                   15                13
NUMBER OF VESSELS ON PERIOD CHARTER                 13                13
WEIGHTED AVERAGE AGE OF FLEET                     11.5                11
OPERATING DAYS (2)                               1,380             1,136

AVERAGE DAILY RESULTS
---------------------
TIME CHARTER EQUIVALENT RATE (3)                20,402            19,222
TOTAL VESSEL OPERATING EXPENSES (4)              7,690             5,397
ADJUSTED EBITDA (5)                              8,950            10,907

                                                           Year Ended
                                                Dec. 31, 2006     Dec. 31, 2005
ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless
otherwise stated)
NET INCOME                                       2,199            14,771
PLUS : NET INTEREST EXPENSE                     18,204            18,121
PLUS : DEPRECIATION AND AMORTIZATION            21,326            12,112
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES        1,788             (950)
ADJUSTED EBITDA                                 43,517            44,054

FLEET DATA
----------
NUMBER OF VESSELS                                   15                13
NUMBER OF VESSELS ON PERIOD CHARTER                 13                13
WEIGHTED AVERAGE AGE OF FLEET                     11.5                11
OPERATING DAYS (2)                               5,265             4,042

AVERAGE DAILY RESULTS
---------------------
TIME CHARTER EQUIVALENT RATE (3)                18,464            18,779
TOTAL VESSEL OPERATING EXPENSES (4)              6,871             5,272
ADJUSTED EBITDA (5)                              8,265            10,899

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of (a) the 46 operating days of the Stena Compass in the three month period ended March 31, 2006, the 91 operating days of the vessel during the three month period ended June 30, 2006, the 92 operating days of the vessel during the three month period ended September 30, 2006 and the 92 operating days of the vessel during the three month period ended December 31, 2006 (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006, the 92 operating days of the vessel during the three month period ended September 30, 2006 and the 92 operating days of the vessel during the three month period ended December 31, 2006.

(4) Total Vessel Operating Expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees. Adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters: (a) the 46 operating days of the Stena Compass during the three month period ended March 31, 2006, the 91 operating days of the vessel during the three month period ended June 30, 2006, the 92 operating days of the vessel during the three month period ended September 30, 2006 and the 92 operating days of the vessel during the three month period ended December 31, 2006 and (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006, the 92 operating days of the vessel during the three month period ended September 30, 2006 and the 92 operating days of the vessel during the three month period ended December 31, 2006.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility

Aries closed on a new, $360 million fully revolving facility in April 2006, which has a term of five years. Aries used the proceeds of the new facility to replace its existing $140 million term loan facility and $150 million revolving credit facility. The Bank of Scotland and Nordea Bank Finland were the joint lead arrangers. Nordea Bank Finland was the book manager, while The Bank of Scotland acts as the Facility Agent. Additionally, The Bank of Scotland and Nordea Bank Finland, who had fully underwritten the new facility, arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. In October 2006, the $360 million commitment conferred by the new credit facility commenced the first of nine semi-annual reductions of $11 million as scheduled. As of December 31, 2006, Aries had an undrawn commitment available under the facility of $64 million.

2006 Dividend

Aries' Board of Directors declared and paid an aggregate $0.61 per share in dividends for 2006. The Company's fourth quarter dividend of $0.07 per share for the three month period ended December 31, 2006 is payable on March 30, 2007 to shareholders of record as of March 19, 2006.

Mr. Bolin concluded, "Management and the Board of Directors are not satisfied by the Company's annual payout for 2006. Our dividend for the fourth quarter of 2006 reflects out-of-service time and is aimed at enhancing the Company's liquidity. In maintaining our commitment to distribute stable dividends over the long-term, we remain focused on strengthening the time charter coverage for our expanded fleet. We are encouraged by the progress we have made in this important area following new period charters for the Chinook and the MSC Oslo as well as the extended period charter for the Arius. With all of our vessels back in service, we look forward to demonstrating additional progress going forward."

Conference Call and Webcast Information

The Company announced that it will hold a conference call on Thursday, March 29, 2007 at 10:00 a.m. Eastern Time to discuss earnings for the fourth quarter and full year 2006. To access the conference call, dial 800-946-0706 for domestic callers, or +1-719-457-2638 for international callers, and use the reservation number 4792067. Following the teleconference, a replay of the call may be accessed by dialing 888-203-1112 for domestic callers, or +1-719-457-0820 for international callers, and using the reservation number 4792067. The replay will be available through April 12, 2007. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through April 12, 2007.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.7 years. The Company's products tanker fleet consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 17.4 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels, other than the Ostria, currently have period charter coverage. Charters for 40% of the Company's products tanker fleet have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2006 AND SEPTEMBER 30, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)




                                              (Unaudited)         (Unaudited)
                                              Three month         Three month
                                              period ended        period ended
                                          December 31, 2006   September 30, 2006
                                          -----------------   ------------------

REVENUES:
        Revenue from voyages                       27,087             23,374

EXPENSES:
    Commissions                                     (400)              (334)
    Voyage expenses                               (2,164)            (1,043)
    Vessel operating expenses                     (7,837)            (6,873)
    General and administrative expenses           (1,151)              (858)
    Depreciation                                  (7,671)            (7,945)
    Amortization of dry-docking and special
    survey expense                                  (896)            (1,366)
    Management fees                                 (520)              (494)
                                           ------------------- ----------------
                                                 (20,639)           (18,913)
                                           ------------------- ----------------
    Net operating income                            6,448              4,461

OTHER INCOME (EXPENSES):
       Interest expense                           (5,572)            (5,333)
       Interest received                              186                235
       Other income (expenses), net                   280              (116)
       Change in fair value of derivatives            146            (3,854)
                                           ------------------- ----------------
       Total other expenses, net                  (4,960)            (9,068)
                                           ------------------- ----------------


NET INCOME (LOSS)                                   1,488            (4,607)

Pro forma earnings per share:
         Basic and diluted                          $0.05            ($0.16)

Pro forma weighted average number of shares:
         Basic and diluted                     28,416,877         28,416,877


Other Financial Data

                                             (Unaudited)         (Unaudited)
                                             Three month         Three month
                                             period ended        period ended
                                         December 31, 2006   September 30, 2006
                                         -----------------   ------------------
(All amounts in thousands of U.S. dollars)

Net cash used in/ provided by operating       (2,315)              902
activities
Net cash provided by /used in investing        8,042               (85)
activities
Net cash used in financing activities         (5,864)           (7,526)

                                              (Unaudited)         (Unaudited)
                                              Three month         Three month
                                              period ended        period ended
                                          December 31, 2006   December 31, 2005
                                          -----------------   ------------------

REVENUES:
    Revenue from voyages                         27,087              21,836

EXPENSES:
    Commissions                                    (400)               (339)
    Voyage expenses                              (2,164)               (161)
    Vessel operating expenses                    (7,837)             (5,150)
    General and administrative expenses          (1,151)               (825)
    Depreciation                                 (7,671)             (5,577)
    Amortization of dry-docking and
    special survey                                 (896)               (524)
    Management fees                                (520)               (457)
                                                (20,639)            (13,033)
    Net operating income                          6,448               8,803

OTHER INCOME (EXPENSES):
    Interest expense                             (5,572)             (1,940)
    Interest received                               186                 672
    Other income (expenses), net                    280               (436)
    Change in fair value of derivatives             146                 572
    Total other expenses, net                    (4,960)             (1,132)


NET INCOME                                        1,488               7,671

Pro forma earnings per share:
    Basic and diluted                             $0.05               $0.27

Pro forma weighted average number of shares:
    Basic and diluted                        28,416,877          28,416,877


Other Financial Data

                                             (Unaudited)         (Unaudited)
                                             Three month         Three month
                                             period ended        period ended
                                         December 31, 2006   December 31, 2005
                                         -----------------   ------------------
(All amounts in thousands of U.S. dollars)

Net cash used in/ provided by operating       (2,315)              9,845
activities
Net cash provided by /used in investing        8,042             (42,063)
activities
Net cash used in financing activities         (5,864)             15,871

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)


                                                 (Unaudited)
                                                 Year ended       Year ended
                                                 December 31,     December 31,
                                                 2006             2005*
                                                 ----             -----

REVENUES:
    Revenue from voyages                             94,199       75,905

EXPENSES:
    Commissions                                     (1,403)      (1,323)
    Voyage expenses                                 (4,076)        (224)
    Vessel operating expenses                      (27,091)     (17,842)
    General & administrative expenses               (4,226)      (1,649)
    Depreciation                                   (29,431)     (19,446)
    Amortization of dry-docking and special
    survey expense                                  (3,568)      (1,958)
    Management fees                                 (1,999)      (1,511)
                                                   (71,794)     (43,953)
    Net operating income                             22,405       31,952

OTHER EXPENSES:
      Interest expense                             (19,135)     (18,793)
      Interest received                                 931          672
      Other income (expenses), net                    (214)         (10)
      Change in fair value of derivatives           (1,788)          950
      Total other expenses, net                    (20,206)     (17,181)


NET INCOME                                            2,199       14,771

Earnings per share:
Basic and diluted                                     $0.08        $0.64

Weighted average number of shares:
Basic and diluted                                28,416,877   23,118,466


Other Financial Data
(All amounts in thousands of U.S. dollars)
                                              (Unaudited)
                                              Year ended        Year ended
                                          December 31, 2006   December 31, 2005*
                                         -----------------   ------------------



Net cash provided by operating activities        24,215           36,421
Net cash used in investing activities          (101,815)        (113,448)
Net cash provided by financing activities        69,964           90,941

* The amounts in this column have been extracted from audited financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                    (Unaudited)
                                                     December 31,   December 31,
                                                            2006          2005*
                                                            ----          -----
ASSETS
Current assets
      Cash and cash equivalents                      11,612           19,248
      Restricted cash                                 3,242               10
      Trade receivables, net                          1,960              176
      Other receivables                                 172               60
      Derivative financial instruments                  671              401
      Inventories                                     1,496              645
      Prepaid expenses and other                        338              521
      Due from managing agent                           444               84
      Due from related parties                        2,495            1,293
                                                   ---------    -------------
      Total current assets                           22,430           22,438
                                                   ---------    -------------

      Vessels and other fixed assets, net           431,396          341,225
      Advances for vessel acquisitions                    -           11,363
      Deferred charges, net                           4,214            2,872
                                                   ---------
      Total non-current assets                      435,610          355,460
                                                   ---------    -------------
      Total assets                                  458,040          377,898
                                                   =========    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Accounts payable, trade                         11,828           4,598
      Accrued liabilities                              7,289           2,880
      Deferred income                                  1,947           3,163
      Derivative financial instruments                 2,547               -
      Deferred revenue                                 6,011          10,715
                                                   ----------   -------------
      Total current liabilities                       29,622          21,356
                                                   ----------   -------------

      Long-term debt                                 284,800         183,820
      Deferred revenue                                11,030          17,041
                                                   ----------   -------------
      Total liabilities                              325,452         222,217
                                                   ----------   -------------

      Commitments and contingencies                        -               -

Stockholders' equity
      Preferred  stock,  $0.01 par value,
      30 million  shares  authorized,
      none issued.
      Common Stock, $0.01 par value,
      100 million shares authorized,
      28.4 million shares issued and
      outstanding  at December 31, 2006
      (2005:  28.4 million shares)                       284             284
      Additional paid-in capital                     132,304         155,397
                                                     --------  --------------
      Total stockholders' equity                     132,588         155,681
                                                     --------  --------------
      Total liabilities and stockholders' equity     458,040         377,898
                                                     ========  ==============

* The amounts in this column have been extracted from audited financial statements.